"Exemption No. 82-1357"

Continental Aktiengesellschaft

Press Release

02028360

02 APR 15 AM 9:2

Continental buys remaining Temic stock from DaimlerChrysler

Hanover, April 9, 2002. Continental AG is completing its acquisition of Conti Temic microelectronic GmbH by assuming the remaining 40% of shares still held by DaimlerChrysler AG. The deal takes effect retroactively as of April 1st of this year, at which time the Stuttgart-based carmaker exercised its put option on its remaining stake in Conti Temic. Upon payment of the EUR215.3 million purchase price to be received in the next few days, Continental becomes – as was originally planned – the sole owner of Temic.

Continental bought into the former TEMIC Telefunken microelectronic GmbH in April 2001 by purchasing 60% of the company's shares for EUR398 million. At the same time it assumed management control of the company. Continental Board member Dr. Wolfgang Ziebart has since integrated Temic into the Continental Automotive Systems Division, where the company has shown a very positive development.

With the Conti Temic acquisition, the Continental Corporation finds itself well placed in the expanding vehicle electronics market. With the electronics competence needed to link individual components into a global chassis system now available in house, Continental is becoming an increasingly significant player in the promising vehicle electronics market and, in particular, in the important area of active and passive safety systems.

Andreas Meurer
Head of Press
Tel.: +49-0511-938-1278
Fax: +49-0511-938-1055
E-Mail: prkonzern@conti.de

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

SUPPL

dlw 4/15

Media Database Library: www.conti-online.com

"Exemption No. 82-1357"
Continental Aktiengesellschaft

Press Release

02 APR 15 AM 9:2

Presentation of the Financial Statement of Continental AG

- Sales increase 11.1 percent to □11.2 billion

- Non-recurring expenses hold down income

- Operative income before non-recurring expenses falls 15.6 percent under previous year

- Positive outlook for fiscal 2002

Hanover, April 11, 2002. At today's presentation of the financial statements to journalists in Hanover, Manfred Wennemer, Chairman of the Executive Board of Continental AG, stressed that the company would hold to its strategy as supplier of intelligent chassis and safety systems and competent development partner to the global automotive industry.

"Right now the auto industry is in the doldrums. It is a task of the utmost importance to lead our company out of this slump stronger than ever before. To meet this target we made major investments in wide-ranging restructuring last year," noted Wennemer in his speech. He went on to underscore the fact that Continental has held its own very well in the face of a tough economic situation.

Sales, income and investments

In 2001 consolidated sales rose 11.1 percent to €11.2 billion. Disregarding changes in the scope of consolidation – in particular with the first-time inclusion of Conti Temic – the increase was 5.6 percent. The operative income before scheduled goodwill amortization and non-recurring charges amounted to €500 million and thus €93 million below the comparable figure for the previous year.

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Continental Aktiengesellschaft Corporate Communications
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Operative income before the scheduled goodwill amortization (EBITA), which Continental has already introduced as ratio in anticipation of the new statutory provisions relating to the make-up of balance sheets under US GAAP, dropped to €32.8 million, or €500 million below the corresponding figure for 2000. Heavy non-recurring charges, particularly in the tire divisions, in the amount of €468 million – against €60 million the previous year – very much put a damper on earnings. Apart from this the decline was due to the drastic fall in earnings in the North American tire business. All together, the corporation finished the year with a net loss of €257.6 million and earnings per share of minus €2.05.

Continental's net indebtedness is €2.601 billion after €2.018 billion in 2000. Re-establishing a proper ratio between shareholders' equity and debt capital is thus viewed by the Board as a matter of the utmost priority. This means to reduce the gearing ratio from 168% at the moment to around 100% by the end of 2003.

Corporate R&D expenditures rose to €459.3 million last year after €418.3 million in 2000. This works out to 4.1 percent of sales. Investments in property, plant, equipment and software increased to €741 million compared to €715 million 2000, corresponding to a capital expenditure ratio of 6.6 percent after 7.1 percent in the year prior.

Sales and income of the individual divisions

In 2001 the **Continental Automotive Systems** (CAS) division realized sales of €3.986 billion, or an increase of 31.8 percent on a year-by-year comparison (previous year: €3.023 billion).

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Continental
Aktiengesellschaft
Corporate Communications

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Phone +49 (0)511-938-1278
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+49 (0)511-938-1485
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www.conti-online.com
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Disregarding changes in the scope of consolidation – in particular the first-time inclusion of Conti Temic – the increase would have amounted to 13.2 percent. The Continental Automotive Systems division's EBITA increased 8.4% on a year-to-year basis, climbing from €170.5 million in 2001 to €184.9 million last year. This indicates that Continental Automotive Systems - with its concentration on electronic brake systems and electronic components - is on the right track despite the immense pressure on prices in the original equipment sector and a slight drop in the production of classical mechanical brake products due to the general economic situation.

59 percent of CAS's sales are realized in the business units electronic brake systems, electronics and air spring systems, whereas hydraulic-mechanical products in the wheel brake and brake actuation business units, including the replacement business, account for 41 percent of sales. CAS controls roughly 44% of the European electronic brake system market (ABS/ESP) and close to 29% of the market in the NAFTA countries. In 2002 it will be building about 2.6 million ESP units, up from 2.0 million units in 2001. Orders have already been received for deliveries of 4.2 million units in 2004.

In the year just ended, the **Passenger Tire** Division realized sales of €2.846 billion, or an increase of 7.8 percent over 2000 (€2.639 billion). Disregarding changes in the scope of consolidation, the increase amounts to 6.6 percent. Operative income (EBITA) for passenger tires decreased to €180.5 million from €196.4 million in 2001. This includes non-recurring costs in the amount of €141 million (previous year: €60 million) for restructuring measures at the European plants, the shutdown of the retreading operations in Bad Nauheim and losses from the sale of the British retail chain National Tyre Service (NTS).

Continental managed to capture a bigger share of the automotive OE business, boosting sales 20 percent to over €600 million.

.../4

Continental
Aktiengesellschaft
Corporate Communications

Vahrenwalder Straße 9
D-30165 Hannover
P.O. Box 1 69
D-30001 Hannover

Phone +49 (0)511-938-1278
+49 (0)511-938-1146
+49 (0)511-938-1485
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www.conti-online.com
prkonzern@conti.de

Business in replacement tires in Europe was also looking better with an 8% improvement. Sales in controlled distribution, on the other hand, were down, €768 million against €841 million the year prior, due to the restructuring in Great Britain. The latter culminated in the sale of NTS at the end of the year. Continental manufactured around 63 million passenger car tires in Europe in 2001, or around four percent more than in the previous year. Roughly 21 million units were supplied as OE. These were almost exclusively the premium Continental brand. Around 42 million tires were sold to the replacement business, of which 16 million were Continental brand.

In 2001 the **Commercial Vehicle Tire** Division recorded a 9.3% drop-off in sales, down to €886 million after €976 million the previous year. For 2001 the Commercial Vehicle Tire Division reported an operating loss (EBITA) of €97.9 million after having finished fiscal 2000 €36.0 million in the black. Income was hurt most by non-recurring costs in the amount of €113 million incurred in terminating truck tire production in Herstal and accruals set aside for the shutdown of the plant in Traiskirchen, Austria, which is slated for mid-2002.

Sales of OE and replacement tires declined by about 4%. Figuring in the drop in exports to the US, which came to approx. 0.4 million units after 0.7 million in 2000, sales volume was roughly 3.5 million units, down from 3.9 million in the year prior. The factory in Puchov, Slovakia, was expanded last year to become the largest and most modern truck tire plant in Europe, with an annual capacity of 1.5 million commercial vehicle tires.

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Continental
Aktiengesellschaft
Corporate Communications

Vahrenwalder Straße 9
D-30165 Hannover
P.O. Box 1 69
D-30001 Hannover

Phone +49 (0)511-938-1278
+49 (0)511-938-1146
+49 (0)511-938-1485
Fax: +49 (0)511-938-1055

www.conti-online.com
prkonzern@conti.de

Continental Tire North America (CTNA), which was integrated into the two European tire divisions that are now operating on a worldwide bases, in January 2002, experienced a slight decline in sales of 1.1 percent to €1.743 billion, as against €1.763 billion the previous year. Measured in US dollars, sales were off 4.4 percent. This was due to the marked downturn in North American vehicle production. After closing fiscal 2000 with an operating profit of €20.9 million, CTNA slid into the red in 2001 with a loss of €314.8 million. Income was hurt mainly by non-recurring costs in Mexico for the shut-down of the plant in Guadalajara, and a write-down on fixed assets and in the total amount of €203 million.

Passenger car tire production at CTNA fell six percent in 2001 to around 27 million units, with volume production of commercial vehicle tires down 11 percent to around 1.8 million. CTNA managed to pick up market share despite the difficult situation on the North American market. With the measures taken, CTNA is advantageously positioned for an upturn in business.

ContiTech was likewise affected by the slowdown in the automotive industry. With sales of €1.768 billion it finished the year 1.1 percent under the previous year's performance of €1.787 billion. Disregarding changes in the scope of consolidation due to the sale of smaller corporate entities, income matches the level of the year before. Operative earnings (EBITA) at ContiTech declined by about 13 percent, dropping from €140.3 million in 2000 to €122.0 million in 2001. Income was burdened with costs incurred in launching production in Mexico and Hungary and expenses for optimization of factory structures. Positive effects derived from the sale of Deutsche Schlauchbootfabrik and the footwear materials operations.

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Continental
Aktiengesellschaft
Corporate Communications

Vahrenwalder Straße 9
D-30165 Hannover
P.O. Box 1 69
D-30001 Hannover

Phone +49 (0)511-938-1278
+49 (0)511-938-1146
+49 (0)511-938-1485
Fax: +49 (0)511-938-1055

www.conti-online.com
prkonzern@conti.de

With the ContiTech Division remaining within the corporation, it is possible to target certain business units for further development and for positioning as global players. Alongside joint ventures and other forms of cooperation, it is still conceivable that the sale of certain businesses will also be resorted to as a means of financing ContiTech's primarily geographic expansion.

Employees

As of December 31, 2001, the Continental Corporation had a workforce of 65,293 worldwide (previous year: 63,832). The first-time inclusion of Conti Temic and of the Continental Automotive Systems' newly acquired subsidiaries in Japan, Shin-Ei and ShinTec, added 6,179 to the corporate payroll. This was offset by 4,733 redundancies due to restructuring measures, mainly in the tire divisions. The number of trainees rose – thanks largely to the inclusion of Conti Temic – from 1,040 to 1,190.

Dividend recommendation

The Executive and Supervisory Boards of the company are convinced of the inappropriateness of distributing a dividend in a year characterized by plunging sales and increased indebtedness. The Executive Board will therefore recommend to the Annual Shareholders' Meeting on May 29 that no dividend will be paid out for the year 2001. Continental assumes, however, that this is an exceptional situation and that the current year will again allow for payment of a respectable dividend next year.

Assessment for fiscal 2002

The figures for the three first months of the year confirm the positive assessment for the current year. Consolidated sales and income are above last year's level and ahead of projections.

.../7

Continental
Aktiengesellschaft
Corporate Communications

Vahrenwalder Straße 9
D-30165 Hannover
P.O. Box 1 69
D-30001 Hannover

Phone +49 (0)511-938-1278
+49 (0)511-938-1146
+49 (0)511-938-1485
Fax: +49 (0)511-938-1055

www.conti-online.com
prkonzern@conti.de

The restructuring measures introduced last year are running as planned. Even if factors like economic development and vehicle production are very hard to predict at the moment, the company has, in any case, favorably positioned itself for an upturn in the auto industry by cutting back overcapacities in tire production and improving plant efficiency. Continental thus expects a modest increase in sales this year and markedly improved income.

Andreas Meurer
Head of Press
Tel.: +49-0511-938-1278
Fax: +49-0511-938-1055
E-Mail: prkonzern@conti.de

Media Database Library: www.conti-online.com